

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Brandon Dutch Mendenhall
President and Chief Executive Officer
RAD Diversified REIT, Inc.
211 N. Lois Avenue
Tampa, FL 33609

> **Re: RAD Diversified REIT, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 5**
> **Filed February 24, 2021**
> **File No. 024-11020**

Dear Mr. Mendenhall:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No.5 to Form 1-A Filed February 24, 2021

General

1. We note your response to comment 1 and your analysis in Table 1. We further note your disclosure on page 129 that indicates shareholders must hold their shares for a least six months in order to participate in the share redemption program and may only request repurchase of up to 25% of their shares semi-annually. Please tell us how you considered this as part of your analysis of ASC 450-20-50 regarding disclosure of a reasonably possible loss or range of loss or disclosure that such an estimate cannot be made. In addition, you mentioned in your response dated February 3rd, 2021 that affiliates will not take up the rescission offer. Clarify if you have entered into legal agreements with these affiliates regarding this matter and if not, how you considered this in your analysis of ASC 450.

2.   We note your response to comment 2 and your added disclosure on page F-39. Please revise your December 31, 2019 audited financial statements to include this disclosure and ensure that reference is made to the correct financial statements (i.e. December 31, 2019). Additionally, your disclosure indicates no restatement was necessary; however, your response dated February 3, 2021 explains that you determined a "Little r" restatement was required in accordance with the guidance in ASC 250. Tell us how you considered labeling the changed amount in the audited financial statements as revised.

3.   Notwithstanding the above, we also note that this disclosure does not pertain to a subsequent event and therefore the subsequent events footnote is not the appropriate location for this disclosure. The disclosure could appear in a standalone footnote or in Note 1 – General.

4.   Given the changes to the footnotes in your audited financial statements, please obtain and file an updated audit report from your independent auditor (a dual-dated report would be acceptable) as well as an updated consent from your auditor referencing the new audit date.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Fanni Koszeg